UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. )

Kingsway Financial Services Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

496904202
(CUSIP Number)

Douglas Levine
Levine Management
901 Pennsylvania Avenue, Suite 3-126
Miami Beach, FL 33139
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2019
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. 86722A103	13D	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Douglas Levine

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,127,484

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
1,127,484

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,127,484

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.04%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 86722A103	13D	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kaisa Levine

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
143,302

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
143,302

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
143,302

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.64%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Schedule 13D

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the common shares, no par value (the “Common Shares”), of Kingsway Financial Services Inc. (the “Company”). The principal executive offices of the Company are located at 5 St. Clair Avenue West, Suite 400, Toronto, Ontario, M4V 1K9 Canada.

Item 2. Identity and Background.

(a)-(c) This Statement is being filed by Douglas Levine and Kaisa Levine, referred to as the “Reporting Persons.” The Reporting Persons are husband and wife.

Douglas Levine is the President of Levine Management, a real estate management company.

Kaisa Levine is the founder and former Chief Executive Officer of Fridababy LLC.

The business address of the Reporting Persons is 901 Pennsylvania Avenue, Suite 3-126, Miami Beach, FL 33139.

(d)-(e) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitions or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Common Shares reported to be beneficially owned by the Reporting Persons were acquired in the open market. All such purchases of Common Shares were funded by personal investment capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended for such purchases by the Reporting Persons was approximately $4,900,000.

Item 4. Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the Common Shares to which this Statement relates for investment.

The Reporting Persons may acquire additional Common Shares or other securities of the Company or sell or otherwise dispose of any or all of the Common Shares or other securities of the Company beneficially owned by them.

Mr. Levine is a director of the Company.

Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,270,786 Common Shares, representing approximately 5.7% of the outstanding Common Shares. (Based on 22,380,178 Common Shares outstanding as of November 9, 2018, as reported by the Company in its Quarterly Report on From 10-Q for the quarter ended September 30, 2019.)

(b)           Douglas Levine beneficially owns 1,127,484 Common Shares, of which 991,484 are owned individually and 136,000 are owned for the benefit of his minor children. Mr. Levine has sole power to vote and dispose of the Common Shares reported to be owned by him.

Kaisa Levine beneficially owns 143,302 Common Shares, of which 90,200 are owned individually and 53,102 are held in trust for the benefit of her minor children. Ms. Levine has sole power to vote and dispose of the Common Shares reported to be owned by her.

(c)           Except for the transactions set forth in Schedule I annexed hereto, neither of the Reporting Persons has effected any transactions in the Common Shares during the past 60 days. All such transactions were effected in the open market.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

1. Agreement of Joint Filing, dated April 1, 2019.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 1, 2019

Douglas Levine
/s/ Douglas Levine

Kaisa Levine
/s/ Kaisa Levine

SCHEDULE I

Common Shares Acquired by Douglas Levine
within the Past 60 Days*

Date	Number of Shares	Price Per Share	Cost
3/18/2019	9,000	2.14	$19,260.00
3/18/2019	900	2.14	1,926.00
3/18/2019	4,000	2.14	8,560.00
3/19/2019	5,000	2.15	10,750.00
3/19/2019	3,754	2.1992	8,255.80
3/19/2019	9,999	2.1828	21,825.82
3/19/2019	9,099	2.14	19,471.86
3/19/2019	95	2.13	202.35
3/19/2019	5,000	2.15	10,750.00
3/20/2019	9,900	2.25	22,275.00
3/20/2019	5,900	2.25	13,275.00
3/20/2019	9,000	2.2493	20,243.70
3/20/2019	5,000	2.25	11,250.00
3/20/2019	6,106	2.2492	13,733.62
3/20/2019	9,900	2.25	22,275.00
3/20/2019	8,000	2.25	18,000.00
3/20/2019	9,000	2.25	20,250.00
3/20/2019	9,000	2.2499	20,249.10
3/20/2019	9,000	2.25	20,250.00
3/20/2019	9,999	2.2499	22,496.75
3/20/2019	9,999	2.25	22,497.75
3/20/2019	9,999	2.25	22,497.75
3/20/2019	1,009	2.25	2,270.25
3/20/2019	9,999	2.1989	21,986.80
3/20/2019	6,245	2.2	13,739.00
3/20/2019	9,999	2.25	22,497.75
3/20/2019	9,999	2.2475	22,472.75
3/20/2019	9,999	2.1994	21,991.80

	204,900		$455,254.85

*	Includes Common Shares acquired for the benefit of Mr. Levine’s minor children, as to which he has sole voting and dispositive power.